March 14, 2007

Louis L. Goldberg, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Re: Correspondence dated February 22 and March 12 and 13, 2007 in response to SEC oral comments concerning CVS Corporation's effective Form S-4 registration statement (Registration No. 333-139470) and related filings.

Dear Mr. Goldberg,

We have reviewed the above-captioned correspondence, and have the following comments:

1. We note that CVS has made five Form 8-K filings since the Form S-4 was declared effective on January 19, 2007. Please be reminded that CVS remains responsible for determining if the changes reported, whether considered individually or in the aggregate, constitute a fundamental change that requires a post-effective amendment to Form S-4. In addition, please be advised that we do not interpret the Undertakings in Item 512(a) of Regulation S-K to mean that a Form S-3 eligible issuer need not file a post-effective amendment to Form S-4 where the information is contained in a Form 8-K that is incorporated by reference into the Form S-4.

2. As communicated by telephone today, we, together with James A. Brigagliano, Associate Director, and Elizabeth A. Sandoe from the Division of Market Regulation, have reviewed the response dated March 13 and corresponding supplement date March 14, 2007. We do not agree with CVS's conclusion that announcement of its planned tender offer is consistent with the requirements of Rule 102 of Regulation M. While the staff of the Division of Corporation Finance will not undertake any further examination of CVS's compliance with Regulation M at this time, please confirm that CVS understands the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

3. As CVS is aware, Rule 14e-8(b) prohibits the announcement of an intention to make a tender offer if the bidder "[i]ntends, directly or indirectly, for the announcement to manipulate the market price of the stock of the bidder…" Please advise us whether or not the CVS Board of Directors considered, prior to the time the March 8, 2007 Form 8-K was filed, that announcement of the tender offer might directly or indirectly impact or otherwise influence the market price of CVS common stock. In addition, please describe for us the nature of any conversations involving CVS directors or written communications to or authored by CVS directors in connection with their decision to announce the tender offer to the extent that such conversations or communications address the relationship between tender offer announcement and the market price of CVS common stock prior to the time of the Caremark security holders meeting scheduled for March 16, 2007.

Closing Comments

Please electronically file a written response to these comments. If CVS disagrees with any of the comments, please provide us with a brief written explanation in support of their views. In addition, please be advised that the Division of Enforcement has access to all information CVS provides to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on CVS filings.

Please direct any questions to me at 202.551.3266

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions